==

United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K
Report of Foreign Private Issuer Pursuant to Rule
13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2002

Commission File Number 001-15190

SATYAM COMPUTER SERVICES LIMITED
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant's name into English)

Republic of India
(Jurisdiction of incorporation or organization)

Satyam Technology Center
Bahadurpally Village
Qutbullapur Mandal,
R.R. District – 500855
Hyderabad, Andra Pradesh
India
(91) 40-309-7505
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover Form 20-F or Form 40-F.

                    Form 20-F   X   Form 40-F
                              -----   -----

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   No   X
                              -----   -----

If "Yes" is marked, indicate below the file number assigned to registrant in
connection with Rule 12g3-2(b). Not applicable.

==

The Company is incorporating by reference the information and exhibit set forth
in this Form 6-K into the following registration statement: Form S-8
(Registration No. 333-13772)

                              TABLE OF CONTENTS
1.   Other Events

       On April 24, 2002, the Company released a press release concerning its
financial results for the quarter and financial year ended March 31, 2002
prepared under Indian and U.S. generally accepted accounting principles. The
release contained an overview of the Company's business and included financial
projections for the fiscal quarter ending June 30, 2002 and the year-ending
March 31, 2003. The release highlighted the addition of new customers, the
launch of Satyam's operations in China and the status of subsidiaries and joint
ventures. A copy of the release is attached hereto as exhibit 99.1 and is
incorporated herein by reference.

       On April 24, 2002, as required by the Indian stock exchanges on which the
Company's shares are listed, the Company published a summary of its financial
results for the quarter and financial year ended March 31, 2002 prepared under
Indian and on voluntary basis U.S. generally accepted accounting principles
(GAAP). The summary of fourth quarter and year end financial results filed with
the Indian Exchanges was accompanied by an Investor News Update which provided
further details on the matters covered in the release. A copy of the summary of
fourth quarter and year end financial results under Indian GAAP is attached
hereto as exhibit 99.2 and under U.S. GAAP is attached hereto as exhibit 99.3,
each of which are incorporated herein by reference. A copy of the Investor News
Update is attached hereto as exhibit 99.4 and is incorporated herein by
reference.

FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE. IN ADDITION TO HISTORICAL
INFORMATION, THIS REPORT AND THE EXHIBITS THERETO CONTAIN FORWARD-LOOKING
STATEMENTS WITHIN THE MEANING OF SECTION 27-A OF SECURITIES ACT OF 1933, AS
AMENDED AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED.
THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS REPORT AND THE EXHIBITS THERETO
INCLUDE, BUT ARE NOT LIMITED TO, COMMENTS REGARDING THE FINANCIAL OUTLOOK OF THE
COMPANY AND THE COMPANY'S INTENTIONS WITH RESPECT TO SIFY. THE FORWARD-LOOKING
STATEMENTS CONTAINED HEREIN ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT
COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE REFLECTED IN THE
FORWARD-LOOKING STATEMENTS -WE UNDERTAKE NO DUTY TO UPDATE ANY FORWARD-LOOKING
STATEMENTS.

FOR A DISCUSSION OF THE RISKS ASSOCIATED WITH OUR BUSINESS, PLEASE SEE THE
DISCUSSIONS UNDER THE CAPTIONS "RISKS RELATED TO OUR INTERNET SERVICES BUSINESS"
AND "THE FINANCIAL TURMOIL IN OTHER COUNTRIES COULD CAUSE OUR BUSINESS OF THE
PRICE OF OUR ADSs TO SUFFER" UNDER THE HEADING "RISK FACTORS" IN OUR REPORT FOR
THE THIRD QUARTER ENDED DECEMBER 31, 2001 FILED WITH THE SECURITIES EXCHANGE
COMMISSION ON FORM 6-K AND THE OTHER REPORTS FILED WITH THE SECURITIES EXCHANGE
COMMISSION FROM TIME TO TIME. THESE FILINGS ARE AVAILABLE AT WWW.SEC.GOV.

2.   Exhibits

       99.1 Press Release of the Company dated April 24, 2002.

       99.2 Summary of Indian GAAP Fourth Quarter and Year End Financial Results
       of the Company dated April 24, 2002.

       99.3 Summary of U.S. GAAP Fourth Quarter and Year End Financial Results of
       the Company dated April 24, 2002.

       99.4 Investor News Update of the Company dated April 24, 2002.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the
registrant has duly caused this report to be signed on its behalf by the
undersigned, thereunder duly authorized.

Date: April 25, 2002

                              SATYAM COMPUTER SERVICES LIMITED

                                 By: /s/ G. Jayaraman

                                 Name: G. Jayaraman
                                 Title: Vice President Corporate Affairs
                                 and Company Secretary

                              EXHIBIT INDEX

     99.1 Press Release of the Company dated April 24, 2002.

     99.2 Summary of Indian GAAP Fourth Quarter and Year End Financial Results
     of the Company dated April 24, 2002.

     99.3 Summary of U.S. GAAP Fourth Quarter and Year End Financial Results of
     the Company dated April 24, 2002.

     99.4 Investor News Update of the Company dated April 24, 2002.

EXHIBIT 99.1

Press Release



Satyam posts encouraging annual results. Total revenue up 45.21%. Net profit up 55.02%.

Increased customer intimacy, competency enhancement and geographical spread drive growth.

Hyderabad, April 24, 2002: The audited results of Satyam Computer Services Ltd., (Satyam) (NYSE: SAY) for the Financial Year ended March 31, 2002, (fiscal 2002) were approved in the Board meeting held today. Total income was Rs 1,803.09 crore ($378.00 million), a 45.21% increase over the total income of Rs 1,241.67 crore ($271.88 million) of fiscal 2001, while net profit increased 55.02% to Rs 490.13 crore ($102.76 million) from Rs 316.16 crore ($69.23 million) for fiscal 2001.

Total revenue for the fourth Quarter ended March 31, 2002, was Rs 482.56 crore ($99.33 million), a 25.59% increase over the total revenue of Rs 384.24 crore ($82.62 million) of the corresponding quarter of fiscal 2001. Net profit for the Quarter increased 3.42% to Rs 115.15 crore over the net profit of Rs 111.34 crore in corresponding period of fiscal 2001.

The earning per share (EPS) was Rs 3.66 on par value of Rs 2 per share. The EPS for fiscal 2002 was Rs 15.78 on par value of Rs 2 per share.

BUSINESS OUTLOOK

The Company's outlook for the Quarter ending June 30, 2002 is as follows:
Income from software services is expected to be between Rs 450 crore and Rs 460 crore and the operating margin is expected to be around 31%. The EPS for the quarter is expected to be between Rs 3.40 and Rs 3.50.

The Company's outlook for the fiscal year ending March 31, 2003 is as follows:
For fiscal 2003, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs 2,091 crore and Rs 2,126 crore, and the operating margin is expected to be around 32%. The EPS for the fiscal is expected to be between Rs 17.10 and Rs 17.50.

Commenting on the results, Satyam Chairman B. Ramalinga Raju said, "We continue to compete successfully with global IT service companies. I am pleased to inform that we have won many new clients and achieved sizable growth in what has been a difficult year for IT services companies worldwide.

The weak economic scenario in major markets has been a source of concern for IT services companies but Satyam addressed the same by strengthening its existing client relationships as also through its known strengths in enterprise solutions offerings. The proactive steps taken by the Company to increase customer acquisitions and its range of services have strengthened Satyam's position as a top-tier Indian IT services company.

A positive fall-out of the current slowdown in our markets has led to greater emphasis on outsourcing, offshoring and recognition of the value proposition provided by Indian IT service companies. Consequently, we witnessed an increase in prospective customers, including visits from CEOs / CIOs during the last Quarter.

Even so, the near term continues to be challenging as slow ramp-up from new customers, longer sales cycles, intense competition and pricing pressures characterize the present market situation.

Satyam is increasingly providing more integrated solutions to its global customers. Steps taken in many service offerings several years ago such as consulting, enterprise solutions, engineering services, embedded solutions, IT outsourcing, systems integration and bioinformatics have laid a good foundation.

Mr Raju added, "In order to address the new market dynamics, we have drawn up what we believe will be winning strategies to compete better in the global marketplace, based on an entirely new level of customer intimacy and competency enhancement. We are confident that our alliances with best-of-breed solution partners would help in market expansion and augmentation of revenue streams in the current fiscal year. With our customers in 43 countries and increasing geographical reach, we are well positioned to be an effective global IT services and solutions provider."

BUSINESS HIGHLIGHTS

New Customer Acquisitions
The pace of new client addition continued to be robust in Q4, 24 new clients were added across dominant and upcoming market regions, which include four Global Fortune 500 clients. The vertical spread of new client acquisitions include growing sectors such as Government, Healthcare and Energy besides sectors which make a significant contribution to Satyam's revenues such as Banking & Finance, Insurance and Manufacturing. Customer acquisitions were also on account of the opportunities exploited in high-end activities such as consulting and enterprise-level applications deployment. In all, 102 clients were added during fiscal 2002.

Some of the Q4 client addition in the US are Smith International – a leading name in the machine tool industry, Kohler – a leader in plumbing and power systems products, West Bend Mutual Insurance, and S1 Corporation – a leading global provider of eFinance solutions centered on banking, brokerage and insurance.

Other new clients comprised of one of the largest life insurance companies in the US and a US-based Fortune 500 electrical and electronics equipment manufacturer. The Healthcare sector saw addition of a large US life and health insurer, and in the Government sector, we added a US State entity handling workforce benefits.

During Q4, in other regions, Satyam initiated a re-engineering project for a large logistics and installation services player in Europe and a consultancy project for a large systems integrator in Japan. In Australia, Satyam started work in the ERP space for a Global Fortune 500 natural resources company in collaboration with a leading system integrator. Two prominent pharmaceutical companies, one in Europe and another in India, were also added to the client list.

In the Middle East, an entry was made into the oil and gas sector, a critical industry in that region, through Abu Dhabi National Oil Company. Other additions include Al Shaya – a leading retail organization with strong presence in Kuwait and Saudi Arabia.

Satyam bagged an order from Subros Limited, a joint venture company with Denso Corporation, Japan, and Suzuki Motor Co., Japan, to implement SAP at its manufacturing locations in India.

Strengthening Solutions and Competencies-Projects Spectrum
Satyam has been assigned a project that involves giving shape to the Internet banking initiatives of a large domestic commercial bank. NCR has identified Satyam as a dedicated development facility to develop various features for both Teradata server as well as client software.

Satyam has developed a Six-sigma model 'I-STRIVE' for improvement of its business and support processes. Projects have already been initiated on this model.

Satyam became the first Company to implement Oracle's CRM applications in Thailand. It also became the first to implement Oracle CRM successfully for an outsourced call center in entire Asia Pacific region by successful implementation in International Engineering Public Company Limited (IEC), Thailand, one of the most respected trading concerns in Thailand, operating since 1922.

For a global auto major, Satyam SAP is maintaining and developing a global template for various business practices. Satyam executed an ERP project on a SAP platform for one of our largest customers, an FMCG multinational. The excellent work done resulted in Satyam moving up the relationship chain – from a SAP development service provider to running the entire Application services for the group.

REVENUES BY TECHNOLOGY		
TECHNOLOGY	**FY 2002**	**FY 2001**
	(in %)	(in %)
Software Design and Development	52.11	63.85
Software Maintenance	29.65	21.11
Packaged Software Implementation	13.94	6.44
Engineering Design Services	4.30	8.60
TOTAL	**100.00**	**100.00**

Alliances & Partnerships

Satyam has pursued alliances with best-of-breed solution and technology partners to jointly offer software and consulting services aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

During Q4, Satyam entered into strategic alliances with Hummingbird Ltd., and Sagent, with the objective of helping customers derive maximum value out of their investments in enterprise systems. The partnership with Hummingbird Ltd., the world's leading enterprise software company based in Canada, will deliver consulting and integration services based on Hummingbird's entire portfolio of enterprise software solutions. Sagent is a leading provider of enterprise business intelligence solutions. Satyam intends to expand its service practice by incorporating Sagent technologies in its IT solution offerings for the Banking & Finance, Insurance and Retail industries.

To further its objective of bringing to the market end-to-end global quality solutions capability, Satyam entered into an alliance with Rational Software Corporation, a US-based software development major. Ninety-six of the Global Fortune 100 rely on Rational tools and services to build better software, faster. Under the scope of the agreement, Rational will grant Satyam the right to utilize Rational testing tools to provide software application scalability and performance testing services to Satyam's customers.

Strategies to Compete Better

In order to meet the challenges of coming years, Satyam has evolved key strategies. The highlights of the new strategic focus are:
1. Five major verticals: Automotive, Banking & Financial Services, Insurance and Healthcare, Manufacturing and Telecom.
2. Strengthened offerings in Enterprise Solutions, IT Outsourcing, Network & Systems, Hitech Solutions and Engineering Services.
3. Strong regional focus in the existing and emerging markets.
4. High emphasis on business solutions founded on both domain and technology competencies.
5. Higher level of customer intimacy through proven relationship management processes.

Set in an organization design of end-to-end responsibility and metrics-oriented review processes, the new strategic direction will enable Satyam to compete better with global players and continue growth with profitability.

REVENUES BY LINE OF BUSINESS

Line Of Business	Financial Year 2002 (in %)	Financial Year 2001 (in %)
Banking & Finance	24.62	20.60
Insurance	14.30	15.60
Manufacturing	31.18	20.18
Engineering	4.02	7.98
Others	25.88	35.64
TOTAL	**100.00**	**100.00**

Satyam increases market presence to 43 countries – Launches operations in China

Satyam launched its operation in China during Q4, thus becoming the first Indian Software Services Company to establish operations on the Chinese Mainland. As part of its aggressive expansion plan in the Asia-Pacific region, Satyam intends to establish a 'Software Development Center', in cooperation with the Shanghai Pudong Software Park, in order to serve its global clients who operate in China and related markets. Once completed, the China Software Development Center will become Satyam's 15th facility of its kind worldwide.

REVENUES BY REGION

REGIONS	FY 2002 (in %)	FY 2001 (in %)
North America	76.60	81.02
Japan	2.31	2.80
Europe	10.16	5.73
Rest of World	10.93	10.45
TOTAL	**100.00**	**100.00**

Business Process Outsourcing

Satyam took an early initiative two years ago in the Business Process Outsourcing (BPO) area to collaboratively develop a quality model along with the Carnegie Mellon University called eSCM. Simultaneously, we moved a significant number of support services into a Virtual Delivery platform in Satyam today.

Building on these and after careful evaluation over past few months, a decision has been made to enter BPO space through a separate subsidiary company. Strong existing customer relationships, established processes and international brand image would potentially help reap benefits in the BPO space. Initial service offerings will be in the financial back office processes, transaction processing and customer contact help desk services.

AWARDS, CERTIFICATES AND RECOGNITION

Satyam gets certified under BS 7799 IIS Standards
Satyam obtained certification under the internationally recognized BS 7799 International Information Security Standards. BS 7799 Part 2: 1999 certification has given Satyam an internationally recognized structured methodology to evaluate, implement, maintain and manage information security. This certification gives an assurance to customers about our comprehensive Information Security Infrastructure. It also enhances confidence regarding the protection of information assets and ensuring business continuity.

The certification is a recognition of the proactive measures taken by Satyam to ensure the continuity of services in the event of any disruption by laying emphasis on management of Information Resources through the Information Security Management Systems (ISMS) initiative.

Satyam ranked amongst 5 Best Employers in India
Satyam was ranked amongst the 5 Best Employers in the country in a survey conducted to identify the Best Employers in India by Business Today, in association with Hewitt Associates, a world renowned human resource consulting firm. A total of 204 companies, covering 52,000 employees from 15 different industry groups, participated in the survey. This is particularly gratifying, as this was the first time that Satyam participated in such a survey. The rank is an apt reflection of the Company's commitment to its Associates' growth, overall development and welfare.

Satyam nominated for eOscar 2002 in Best B2B solutions category
Satyam was recently nominated for the eOscar 2002 in the Best B2B Solution category by Intershop, an e-commerce solutions provider. Each year, Intershop awards an eOscar to the most innovative and state-of-the-art e-commerce solutions in the categories of Best B2B Solution, Best B2C Solution and Best Marketplace-specific Solution. Satyam was nominated for its implementation of 'TRW Automotive Aftermarket'.

SLC approved as PMI Global Registered Education Provider
Satyam Learning Center (SLC) has been approved as a PMI Global Registered Education Provider by the Project Management Institute (PMI), USA. This accreditation by PMI, USA, which is setting global benchmarks in project management maturity, enhances the organization's ability to create world-class project managers. The accreditation is recognition of Satyam's focus on continuous improvement in project management competencies, which is seen as a positive differentiator by customers.

About Satyam

Satyam Computer Services Ltd. (NYSE: "SAY"), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

With a presence in 43 countries in six continents, Satyam's over 8,400 Associates operate out of its state-of-the-art development centers in India, the USA, the UK, Europe, Japan, Singapore, Middle East and Australia to serve 250 global companies, including around 40 Fortune 500 corporations.

For more information, visit: www.satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended.

The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements - Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov

For More Information, Contact:
SVL Narayan
Vice President – Corporate Communications
Satyam Computer Services Ltd.
Mayfair Centre, Secunderabad
Phone: +91-40-7843222 (Ext: 4278)
E-mail: svln@satyam.com
Mobile: + 91-98490-25531
Web site: www.satyam.com



Satyam Computer Services Limited

Regd Office : Mayfair Centre, I Floor, 1-8-303/36, S.P.Road, Secunderabad - 500 003

Audited Financial Results for the quarter and year ended March 31, 2002

Rs. In Lakh

Sl.No	Particulars	Quarter Ended 31-03-2002	Quarter Ended 31-03-2001	Year Ended 31-03-2002	Year Ended 31-03-2001
1	Income from Software Exports	45,197.19	38,109.17	170,307.88	119,210.38
2	Income from Domestic Sales	566.62	546.01	2,886.37	2,788.13
3	Other Income	2,492.10	(230.92)	7,115.28	2,168.83
4	**Total Income**	**48,255.91**	**38,424.26**	**180,309.53**	**124,167.34**
5	Personnel Expenses	22,918.30	15,380.60	78,906.42	48,700.82
6	Operating & Administration Expenses	8,844.43	8,867.90	36,171.60	28,795.26
7	Total Expenditure	31,762.73	24,248.50	115,078.02	77,496.08
8	**Profit before interest, depreciation & tax (PBIDT)**	**16,493.18**	14,175.76	**65,231.51**	**46,671.26**
9	Financial Expenses	28.04	657.63	959.53	3,451.42
10	Depreciation	3,456.38	2,277.80	11,745.83	9,646.03
11	Profit before tax	13,008.76	11,240.33	52,526.15	33,573.81
12	Provision for Tax	1,493.44	106.00	3,513.30	1,957.45
13	**Net Profit**	**11,515.32**	**11,134.33**	**49,012.85**	**31,616.36**
14	Extraordinary Items	(4,075.32)	0.00	(4,075.32)	17,012.53
15	**Profit after Tax and Extraordinary Items**	**7,440.00**	**11,134.33**	**44,937.53**	**48,628.89**
16	Paid-up equity share capital (Par value of Rs.2 per share)	6,290.80	5,623.80	6,290.80	5,623.80
17	Reserves excluding revaluation reserves	186,748.50	75,666.34	186,748.50	75,666.34
18	EPS – Basic (On par value of Rs. 2 per share)				
	- With Extraordinary Items (Rs.)	2.37	3.96	14.47	17.29
	- Without Extraordinary Items (Rs.)	**3.66**	**3.96**	**15.78**	**11.24**
19	EPS – Diluted (On par value of Rs. 2 per share)				
	- With Extraordinary Items (Rs.)	2.36	3.96	14.46	17.29
	- Without Extraordinary Items (Rs.)	**3.65**	**3.96**	**15.77**	**11.23**
19	Aggregate of non-promoter shareholding				
	- Number of shares	24,45,11,316	20,92,05,360	24,45,11,316	20,92,05,360
	- Percentage of shareholding	77.74	74.40	77.74	74.40

Segment wise revenue, results and capital employed for the quarter and year ended March 31, 2002

Rs. in lakh

Sl.No	Particulars	Quarter Ended 31-03-2002	Quarter Ended 31-03-2001	Year Ended 31-03-2002	Year Ended 31-03-2001
1	**Segment Revenue**				
	Information Technology Services	45,763.81	38,655.18	173,194.25	1,21,998.51
	Less : Inter segment revenue	-	-	-	-
	Net Sales Income from Operations	45,763.81	38,655.18	173,194.25	1,21,998.51
2	**Segment Results Profit / (Loss) before tax and interest**				
	Information Technology Services	10,544.70	12,128.88	46,370.40	34,856.40
	Less : Interest and Financial Charges	28.04	657.63	959.53	3,451.42
	Less: Other un-allocable expenditure net off un-allocable income.	(2,492.10)	230.92	(7,115.28)	(2,168.83)
	Total Profit Before Tax	**13,008.76**	**11,240.33**	**52,526.15**	**33,573.81**
3	**Capital Employed**				
	Information Technology Services	99,175.39	91,254.75	99,175.39	91,254.75

Notes:

1. The results for the quarter and year ended March 31, 2002 have been taken on record by the Board of Directors at its meeting held on April 24, 2002.

2. A final dividend of 35% (Rs.0.70 per share on par value of Rs. 2 per share, subject to deduction of tax, if any) has been recommended at the Board Meeting, subject to the approval of members. Thereby, the total dividend recommended for the year is 60% (Rs.1.20 per share on par value of Rs. 2 per share), including interim dividend of 25% (Rs.0.50 per share on par value of Rs. 2 per share, pro-rata basis for shares underlying ADS). The final dividend on 3,33,50,000 equity shares of Rs. 2/- each being the underlying shares for ADSs (one ADS is equal to two equity shares), allotted on May 15, 2001, will be paid on pro-rata basis. The register of members and share transfer books will remain closed from June 24, 2002 to July 1, 2002, both days inclusive, for the purpose of Annual General Meeting and Final dividend.

3. The Company had issued 63,896 convertible warrants at a price of Rs.3,580 each (Rupees Three thousand five hundred and eighty only) to ESL Inc., USA, a wholly owned subsidiary of TRW Inc., USA. The warrants were issued for a non-refundable up front consideration of Rs.228.75 Lakhs. The holder of the warrants had a right to acquire in aggregate up to 3,19,480 equity shares of Rs.2 each of the Company. The warrants had to be exercised at any time on or after January 22, 2002 but on or before February 21, 2002. As the options were not exercised, the said warrants were forfeited and the amount of Rs.228.75 Lakhs is transferred to Profit and Loss account.

4. The Company has acquired the software services division of SIFY after obtaining the necessary approvals, as an undertaking together with all specified tangible and intangible assets, liabilities and receivables relating to the division, including licenses, contracts, personnel and other assets for a consideration of Rs. 3,325.00 Lakhs with effect from January 1, 2002. The Company has recognized goodwill of Rs.835.33 Lakhs, equal to the excess of the consideration paid over the book value of the net assets acquired of Rs.2,489.67 Lakhs.

5. In terms of shareholders' agreement entered into by the company with GE Pacific (Mauritius) Ltd, Mauritius (GEPL), subject to fulfillment of terms and conditions specified therein and obtainment of necessary approvals from appropriate authorities, entire share holding of the company in Satyam GE Software Services limited (SGE) shall be transferred in favour of GEPL at a price of about US$ 4 million. The Company and GEPL have initiated the process of transfer of shares and the effect of the said transaction shall be recognised in the financial statements upon consummation of the transfer of share holding.

6. Consequent to the decision of the Board of Directors to close down the Company's wholly owned subsidiaries namely Satyam Europe Limited, Satyam Asia Pte. Limited and Satyam Japan KK, the Company has initiated its legal formalities for the same and the process of transfer of substantial business from the said companies to the respective branches of the Company. Pending completion of this process, an amount of Rs. 4,065.11 Lakhs has been provided towards investments and the non recoverable trade and other receivables.

7. The total manpower strength as on March 31, 2002 stood at 8,634 associates as against 8,311 associates as on December 31, 2001 signifying a increase of 323 associates. The number of technical associates increased by 322 to close the quarter at 7,898 (7,576 associates as on December 31, 2001).

8. In accordance with the Accounting Standard 22 on accounting for taxes, the company has recognised deferred tax charge of Rs.208.44 lakh and of Rs.57.19 lakh for the quarter and year ended March 2002 respectively under provision for taxation. Cumulative net deferred tax expense of Rs. 9.08 lakh was recognised for the year ended on March 31, 2001 and is adjusted against general reserve.

9. During the year ended March 2002, the company issued 1,66,75,000 ADSs (including greenshoe option of 21,75,000 ADSs). Each ADS is represented by two equity shares and the paid up capital was increased by Rs. 667.00 lakh (3,33,50,000 equity shares of Rs. 2/- each). The EPS for the quarter and the year ended March 2002 is calculated on the increased base and may not be comparable with the EPS of the earlier periods.

10. Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform with those of the current quarter / year.

For and on behalf of the Board of Directors

Place   : Secunderabad   **B.Rama Raju**
Date   : April 24, 2002   **Managing Director**

Consolidated Financial Results as per US GAAP for the quarter and year ended March 31, 2002

In thousand US$

Sl.No	Particulars	Quarter Ended 31-03-2002 (Unaudited)	Quarter Ended 31-03-2001 (Unaudited)	Year Ended 31-03-2002 (Audited)	Year Ended 31-03-2001 (Audited)
1	Revenues	105,649	97,872	414,491	310,307
2	**Gross Profit**	**43,947**	**39,259**	**175,495**	**102,186**
3	Amortization and impairment of goodwill	1,316	7,425	98,112	24,728
4	**Profit / (Loss) before income taxes, minority interest and equity earnings / (Losses) of associate companies**	**9,068**	**(3,359)**	**(4,879)**	**(44,080)**
5	Minority Interest	4,916	8,792	73,406	25,772
6	**Net Income / (Loss)**	**11,179**	**1,467**	**25,892**	**(27,912)**
7	Earnings / (Loss) per Share				
	- Basic (US$)	0.04	0.01	0.08	(0.10)
	- Diluted (US$)	0.03	0.01	0.08	(0.10)

Notes to Consolidated Financial Results as per US GAAP:

1. The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated. Investment in business entities in which Satyam does not have control, but has the ability to exercise significant influence over operating and financial policies (generally 20%-50% ownership), are accounted for by equity method.

2. The results of business entities, which have been consolidated, with the results of Satyam include 100% subsidiaries, as on March 31, 2002, Satyam Europe Ltd., Satyam Japan Ltd., Satyam Asia Pte Ltd., Vision Compass Inc., Satyam Ideaedge Technologies Pvt. Ltd., and Dr. Millennium Inc. The results also include Satyam Associate Trust, US GAAP consolidated results of Satyam Infoway Ltd. where our holding is 52.5% as on March 31, 2002, and Satyam Manufacturing Technologies Inc., our joint venture with TRW Inc., in which our holding is 76% as on March 31, 2002. The results of the joint ventures that have been accounted on equity method include Satyam GE Software Services Ltd., Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd. The holding of Satyam in all the joint ventures is to the extent of 50% as on March 31, 2002.

3. During the quarter ended June 2000, Satyam had sold 347,200 shares of Satyam Infoway Ltd. to Government of Singapore Investment Corporation Pte Ltd. (GSIC) with a put option to sell the shares back to Satyam in case Satyam Infoway Ltd. does not complete an initial public offering on a recognised stock exchange in India by September 2001. Under the US GAAP, gains on sale of securities which require the seller to re-purchase such securities upon the outcome of an event not completely under the control of the seller are not recognised in the income statement until the outcome of such event is determined. By September 2001, Infoway could not complete an initial public offering on a recognized stock exchange in India and the put option held by GSIC expired unexercised on October 15, 2001. Satyam has recognised gain on the sale to GSIC in the year ending March 31, 2002.

4. The results for the quarter include a charge of US$ 2,001 thousand (US$ 10,479 thousand for year ended March, 2002) towards deferred stock compensation charge of Satyam Computer Services Ltd. Satyam uses the intrinsic value-based method of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", to account for its employee stock-based compensation plan. The APB Opinion No. 25 requires the difference between the exercise price and the fair value of the common stock as determined by the quoted market price as on the grant date of the option to be accounted as deferred stock compensation charge.

5. Statement showing reconciliation between net profit as per Indian GAAP and US GAAP for the quarter and year ended March 31, 2002 is as follows:

In thousand US$

Sl.No	Particulars	Quarter Ended 31-03-2002	Quarter Ended 31-03-2001	Year Ended 31-03-2002	Year Ended 31-03-2001
1	**Net Profit as per Indian GAAP**	**15,305**	**23,890**	**94,373**	**106,495**
2	Profit / (Loss) of Subsidiaries and Joint Ventures	(4,804)	(14,065)	(86,219)	(45,048)
3	Deferred Stock Compensation Charge	(2,001)	(5,283)	(10,479)	(44,219)
4	Amortization and impairment of Goodwill	(1,058)	(1,104)	(4,311)	(4,500)
5	Gain on sale of shares of Satyam Infoway Ltd. to GSIC (Refer Note 3 to US GAAP results)	-	-	35,156	(37,481)
6	Charge off of put option of TRW, Inc.	(5,696)	(951)	(10,144)	(2,685)
7	Others (net)	1,050	(1,020)	(867)	(474)
8	Provision not required under US GAAP	8,383	-	8,383	-
8	Total Adjustments	(4,126)	(22,423)	(68,481)	(134,407)
9	**Net Profit / (Loss) as per US GAAP**	**11,179**	**1,467**	**25,892**	**(27,912)**
10	Net Profit / (Loss) as per US GAAP excluding Amortization of Goodwill, Deferred Stock Compensation Charge, Charge off of put option of TRW, Inc. and gain from sale of Satyam Infoway Ltd. stake	19,958	12,985	78,022	37,427

Safe Harbor:

This press release contains forward-looking statements within the meaning of Section 27-A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained in the press release include, but are not limited to, comments regarding the prospects for further growth in the Company's business and trends in the IT services market. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements – Satyam Computer Services Limited (Satyam) undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Satyam's business, please see the discussion under the caption "Risk Factors" in Satyam's ADS prospectus dated May 15, 2001, which has been filed with the Securities Exchange Commission and the other reports in files with the SEC from time to time. These filings are available at www.sec.gov.

Satyam Computer Services limited

Reconciliation of Indian GAAP profit to US GAAP				In thousands US $
	Quarter ended		Year ended	
	March -2002	March -2001	March -2002	March -2001
Profit as per the Indian GAAP Financial Statements	**15,305**	**23,890**	**94,373**	**106,495**
Add / (Deduct) :				
1. Loss of Subsidiaries and Joint Ventures	(4,804)	(14,065)	(86,219)	(45,048)
2. Deferred Stock Compensation Charge	(2,001)	(5,283)	(10,479)	(44,219)
3. Amortization and Impairment of Goodwill	(1,058)	(1,104)	(4,311)	(4,500)
4. Other Income taken as income under USGAAP	0	0	35,156	(37,481)
5. Charge off of put options issued to TRW, Inc.	(5,696)	(951)	(10,144)	(2,685)
6. Others, net	1,050	(1,020)	(867)	(474)
7. Provision not reqired under US GAAP	8,383	0	8,383	0
Net Income / (Loss) as per USGAAP Financial Statem	**11,179**	**1,467**	**25,892**	**(27,912)**
Net Income / (Loss) as per US GAAP excluding amortization & impairment of goodwill, deferred stock compensation charge, gain on sale of shares of Satyam Infoway Ltd. to GSIC and charge off of put option of TRW, Inc.	19,958	12,984	78,022	37,427

Satyam Computer Services Limited
Consolidated Balance Sheet
(Thousands of US Dollars except per share data and as stated otherwise)

	March 31, 2002 (Audited)	March 31, 2001 (Audited)
Assets		
Current assets		
Cash & cash equivalents	$ 243,454	$ 66,068
Accounts receivable, net of allowance for doubtful debts	88,209	92,564
Unbilled revenue on contracts	3,860	4,676
Inventory	725	2,350
Deferred taxes on income	3,151	966
Prepaid expenses and other receivables, net of allowances	13,439	22,556
Total current assets	**352,838**	**189,180**
Property, plant & equipment, net	123,507	133,231
Goodwill and Intangible assets, net	14,697	109,995
Investments	3,423	2,708
Investment in associate companies	10,735	33,989
Other assets	10,302	11,996
Total assets	**$ 515,502**	**$ 481,099**
Liabilities and Stockholders' equity		
Current liabilities		
Short-term and current portion of long-term debts	$ 4,551	$ 40,575
Accounts payable	11,077	13,780
Accrued expenses and other liabilities	39,740	33,908
Unearned and deferred revenue	3,079	4,132
Total current liabilities	**58,447**	**92,395**
Long-term debts	2,712	9,625
Deferred taxes on income	36,682	36,777
Excess of amounts received over investment in Infoway, net of taxes	-	35,156
Other non-current liabilities	16,935	5,408
Total Liabilities	**114,776**	**179,361**
Minority Interest	30,884	107,043
Stockholders' equity		
Common stock	17,144	15,726
Additional paid-in capital	405,530	253,409
Deferred Compensation	(2,511)	(11,787)
Retained earnings (deficits)	(9,996)	(29,456)
Other comprehensive income (loss)	(36,727)	(21,659)
	373,440	**206,233**
Shares held by SC-Trust under employee stock option plan	(3,598)	(11,538)
Total stockholders' equity	**369,842**	**194,695**
Total liabilities and stockholders' equity	**$ 515,502**	**$ 481,099**

Satyam Computer Services Limited
Consolidated Statements of Operations
(Thousands of US Dollars except per share data and as stated otherwise)

	Quarter Ended		Year ended	
	March 31, 2002 (Unaudited)	**March 31, 2001 (Unaudited)**	**March 31, 2002 (Audited)**	**March 31, 2001 (Audited)**
Revenues	$ 105,649	$ 97,872	$ 414,491	$ 310,307
Cost of revenues, *inclusive of deferred stock compensation of $1,055 and $5,356 in quarter ended March 31, 2002 and 2001(unaudited),and $7,212 and $31,336 in fiscal 2002 and 2001.*	61,702	58,613	238,996	208,121
Gross Profit	**43,947**	**39,259**	**175,495**	**102,186**
Selling, general and administrative expenses, *inclusive of deferred stock compensation of $734 and $262 in quarter ended March 31, 2002 and 2001(unaudited), and $3,582 and $ 14,782 in fiscal 2002 and 2001.*	38,885	34,677	140,896	124,100
Amortization and impairment of goodwill	1,316	7,425	98,112	24,728
Total operating expenses	**40,201**	**42,102**	**239,008**	**148,828**
Operating income (loss)	**3,746**	**(2,843)**	**(63,513)**	**(46,642)**
Interest income	612	199	3,806	5,732
Interest expense	(47)	(1,907)	(2,856)	(9,632)
Gain on sale of shares in Infoway	-	-	45,594	-
Other income	4,507	1,210	12,168	6,806
Other expense	250	(18)	(78)	(344)
Income (loss) before income taxes, minority interest and equity earnings (losses) of associated companies	**9,068**	**(3,359)**	**(4,879)**	**(44,080)**
Income taxes	(2,518)	(2,261)	(17,234)	(4,137)
Minority Interest	4,916	8,792	73,406	25,772
Income (loss) before equity in earnings (losses) of associated companies	**11,466**	**3,172**	**51,293**	**(22,445)**
Equity in earnings (losses) of associated companies, net of taxes	(287)	(1,705)	(25,401)	(5,467)
Net income (loss)	**$ 11,179**	**$ 1,467**	**$ 25,892**	**$ (27,912)**
Earnings (loss) per share				
Basic	$ 0.04	$ 0.01	$ 0.08	$ (0.10)
Diluted	0.03	0.01	0.08	(0.10)





Investor News Update

April 24, 2002



Dear Investor,

I am pleased to inform you that we have won many new clients and achieved sizable growth in what has been a difficult year for IT services companies worldwide.

In fiscal 2002, the income from software services at Rs.1731.94 crore recorded an annual growth of 41.96% and has marginally exceeded guidance. The EPS for the year was Rs. 15.78. In Q4, we achieved an income from software services of Rs. 457.63 crore and an EPS of Rs. 3.66 against a guidance of Rs. 440-455 crore and Rs. 3.1-3.4 respectively

The weak economic scenario in major markets has been a source of concern for IT services companies but we addressed the same by strengthening our existing client relationships as also through our strengths in enterprise solutions offerings. The proactive steps taken by Satyam to increase customer acquisitions and its range of services have strengthened its position as a top-tier Indian IT services Company.

This is reflected in the 24 new client wins during this Quarter, which included four Fortune 500 companies. We continue to compete successfully with global IT service companies in winning new customers.

A positive out come of the current slowdown in our markets is seen to be greater emphasis on outsourcing, offshoring and recognition of the value proposition provided by Indian IT service companies. Consequently, we witnessed an increase in prospective customers, including visits from CEOs / CIOs during the last Quarter.

Even so, the near term remains tough, as increased visits are still to translate into commensurate contract closures and revenue earnings. Longer sales cycles, coupled with delays in deal closures, slower ramp-up from newly signed contracts and pricing pressures continue to be the short-term concerns.

In order to address the new market dynamics, we have drawn up what we believe will be winning strategies to compete better in the global market place based on an entirely new level of customer intimacy and competency enhancement. We are confident that our alliances with best-of-breed solution partners would help in market expansion and augmentation of revenue streams in the current fiscal year. Our increasing geographical reach and positioning as a 'product neutral' long-term IT partner for our customers will continue to serve us well in future.

Satyam took an early initiative two years ago in the business process outsourcing (BPO) area to collaboratively develop a quality model along with Carnegie Mellon University called e^{SCM}.Simultaneously, we moved a significant number of support services into a virtual delivery platform in Satyam. Building on these and after careful evaluation over past few months, a decision has been made to enter BPO space through a separate subsidiary company. Strong, existing customer relationships, established processes and international brand image will potentially help reap benefits in the BPO space. Initial service offerings will be in the financial back office processes, transaction processing and customer contact help desk services.

I would like to conclude by expressing my delight that Satyam was ranked among the 5 Best Employers in India.

B. Ramalinga Raju

Q4 Highlights
For the Quarter ended March 31, 2002.

- Total income and net profit for Q4 up 18.39% and 3.42% YoY respectively.
- Sequential growth of 5.02% (3.72% in US$ terms) in income from software services over Q3.

- Free cash flow of Rs. 104.80 crore generated in Q4 after capex of Rs. 30.32 crore.
- Income from software services for fiscal 2002 was Rs. 1731.94 crore (US$ 363.11 million), an annual growth of 41.96% (35.93% in US$ terms).
- Satyam was ranked among the 5 Best Employers in India in the Business Today-Hewitt Associates survey.
- Satyam is the first IT services company in the country to obtain certification under the internationally recognized BS 7799 International Information Security Standards.

FINANCIAL HIGHLIGHTS

> " **Income from software services for fiscal 2002 was Rs. 1731.94 crore (US$ 363.11 million), an annual growth of 41.96% (35.93% in US$ terms).** "

Indian GAAP

The audited results of Satyam Computer Services Ltd. (Satyam) for the fourth Quarter (Q4) ended March 31, 2002, and financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held on April 24, 2002.

- The total income for fiscal 2002 at Rs. 1803.09 crore (US$ 378.00 million) represents an increase of 45.21% over the total income of Rs. 1241.67 crore (US$ 271.88 million) of fiscal 2001.

- The net profit after tax, before extraordinary items, was up 55.02% from Rs. 316.16 crore (US$. 69.23 million) for the fiscal 2001 to Rs.490.13 crore (US$. 102.76 million) for fiscal 2002.

- For Q4, the Company announced a total income of Rs. 482.56 crore (US$. 99.33 million), up 25.59% as compared to the total income of Rs. 384.24 crore (US$. 82.62 million) in the corresponding quarter of fiscal 2001. The sequential growth is 8.2 % over the total income of Rs. 446.01crore (US$. 92.96 million) for Q3.

- For Q4, the net profit after tax was Rs. 115.15 crore (US$ 23.70 million) - an increase of 3.42% over the net profit of Rs. 111.34 crore (US$ 23.94 million) in the corresponding period of fiscal 2001. There has been a sequential decrease of 3.58% over the net profit of Rs. 119.43 crore (US$ 24.89 million) for Q3.

- For Q4, the earning per share (EPS) was Rs. 3.66 on par value of Rs 2 per share. EPS for fiscal 2002 was Rs.15.78 on par value of Rs 2 per share.

US GAAP

Satyam Computer Services Ltd. has announced that the unaudited results under the US GAAP for the fourth Quarter (Q4) ended March 31, 2002, and the audited results for the financial year 2001-2002 (fiscal 2002) were approved in the Board meeting held on April 24, 2002.

- Revenue for Q4 was US$ 105.64 million, a 7.93% increase from US$ 97.87 million in the corresponding period of fiscal 2001.

- Revenue for Q4 was up 11.48% sequentially.

- Net income for Q4 was US$ 11.18 million.

- The consolidated revenues for fiscal 2002 was US$ 414.49 million, an increase of 33.58% over the revenue of US$ 310.31 million for fiscal 2001. The net income for the fiscal year 2002 stands at US$ 25.89 million compared to the net loss of US$ 27.9 million for fiscal 2001.

- On exclusion of non-cash charges, charge off of put option of TRW, Inc. and gain from sale of Sify stake to GSIC, net profit as per US GAAP was US$ 78.02 million for fiscal 2002.

The difference in the net income recorded for the Quarter according to Indian and US GAAP is primarily explained by:
1. Losses incurred by subsidiaries and joint ventures of US$ 4.80 million.
2. Amortization of goodwill expenses of US$ 1.06 million.
3. Amortization of deferred stock compensation of US$ 2.00million.
4. Provision made under Indian GAAP not required under US GAAP of US$ 8.38 million.

Fiscal 2002:
Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services	Rs.1714-1729 cr	Rs. 1731.94 cr
Operating Margin	33% - 34%	33.6%
EPS	Rs.14.75 -15.25	Rs.15.78

Q4: Performance Against Guidance

Parameters	Projected	Actuals
Income from Software Services	Rs. 440-455 cr	Rs.457.63 cr
Operating Margin	30% - 31.5%	30.6%
EPS	Rs. 3.1 - Rs.3.4	Rs. 3.66

BUSINESS OUTLOOK

The Company's outlook for the Quarter Ending June 30, 2002, is as follows:

Income from software services is expected to be between Rs. 450 crore and Rs. 460 crore, and the operating margin is expected to be around 31%.

The EPS for the Quarter is expected to be between Rs. 3.40 and Rs. 3.50.

The Company's outlook for the fiscal year ending March 31, 2003, is as follows:

For fiscal 2003, income from software services is expected to grow between 18% and 20% in US$ terms. Accordingly, income from software services is expected to be between Rs. 2,091 crore and Rs. 2,126 crore, and the operating margin is expected to be around 32%.

The EPS for the fiscal is expected to be between Rs. 17.10 and Rs. 17.50.

BUSINESS HIGHLIGHTS

New Customer Acquisitions

The pace of new client additions continued to be robust in Q4. 24 new clients were added across dominant and upcoming market regions, which include four Global Fortune 500 clients. The vertical spread of the new client acquisitions include growing sectors such as Government, Healthcare and Energy besides sectors which make a significant contribution to Satyam's revenues such as Banking & Finance, Insurance and Manufacturing. Customer acquisitions were also on account of the opportunities exploited in the high-end consulting and enterprise-level applications deployment activities.

Some of the Q4 client additions in US are **Smith International –** a leading name in the machine tool industry, **Kohler –** a leader in plumbing and power systems products, **West Bend Mutual Insurance,** and **S1 Corporation –** a leading global provider of eFinance solutions centered on Banking, Brokerage and Insurance. Other new clients comprised **one of the largest life insurance companies in the US** and a US-based **Fortune 500 electrical and electronics equipment manufacturer**. The Healthcare sector saw addition of a **large US life and health insurer,** and in the Government sector, we added a **US State**

Q4 Vs Q3, Fiscal 2002

- Increase in share of business from existing clients to 88.90% from 88.41%.
- Increase in onsite business to 49.60% from 47.78%.
- Increase in time and material contracts to 76.90% from 74.61%.
- Increase in contribution of top 10 customers to 55.87% of income from software services from 54.51%.
- Increase in total Associate strength to 8634 from 8,311.
- Decrease in receivables to 78 days of sales from 82.

Satyam increases market presence to 43 countries - Launches Operations in China

Satyam launched operation in China during Q4, thus becoming the first Indian IT Services Company to establish operations on the Chinese Mainland. As part of its aggressive expansion plan in the Asia-Pacific region, Satyam intends to establish a 'Software Development Center', in cooperation with the Shanghai Pudong Software Park, in order to serve its global clients who operate in China and related markets.

Once completed, the China Software Development Center, will become Satyam's 15th facility of its kind worldwide.

Revenue by Technology - Q4



- Software Design & Dev 48.69%
- Software Maintenance 28.40%
- Package Software Impl. 19.85%
- Engg. Design Services 3.06%

entity handling workforce benefits.
During Q4, in other regions, Satyam initiated a re-engineering project for a **large logistics and installation services player** in Europe and a consultancy project for a large system integrator in Japan. In Australia, Satyam started work in the ERP space for a **Fortune 500 global natural resources company** in collaboration with a leading system integrator. Two prominent pharmaceutical companies, one in Europe and another in India, were also added to the client list.

In the Middle East, an entry was made into the oil and gas sector, a critical industry segment in that region, through **Abu Dhabi National Oil Company**. Other additions include **Al Shaya** – a leading retail organization with strong presence in Kuwait and Saudi Arabia.

Satyam bagged an order from **Subros Limited**, a joint venture company with Denso Corporation, Japan, and Suzuki Motor Co., Japan, to implement SAP at its manufacturing locations in India.

Strengthening Solutions and Competencies - Projects Spectrum

Satyam has been assigned a project which involves giving shape to Internet banking initiatives of a large domestic commercial bank. NCR has identified Satyam as a dedicated development facility to develop various features for both Teradata server as well as client software.

Satyam has also developed a Six-sigma model 'I-STRIVE' for improvement of its business and support processes. Projects have already been initiated on this model.

Satyam became the first company to implement Oracle's CRM applications in Thailand. It also became the first to implement Oracle CRM successfully for an outsourced call center in the entire Asia Pacific region by successful implementation in International Engineering Public Company Limited (IEC), Thailand, one of the most respected trading concerns in Thailand, operating since 1922.

For a global auto major, Satyam SAP is maintaining and developing a global template for various business practices.

Satyam executed an ERP project on a SAP platform for one of our largest customers, an FMCG multinational. The excellent work done resulted in Satyam moving up the relationship chain – from a SAP development service provider to running the entire Application services for the group.

Business Process Outsourcing

Satyam was one of the earliest companies to recognize BPO / IT- enabled services as holding high business potential for Indian companies. The early initiatives in this space such as development of e^{SCM} with the Carnegie Mellon University and Virtual Delivery of services within Satyam have today provided the company a good platform to launch BPO business. This has also been bolstered by customer interest in engaging Satyam for such services. Leveraging these, Satyam will launch its BPO business through a subsidiary company. The main service offerings will be financial back office processes, transaction processing and customer contact / help desk services. On the back of existing clients' BPO needs, strong process competency built over a couple of years in the area and Satyam's approach to provide end-to-end solutions, BPO will be built into a high growth area.

Regional Revenue Distribution - Q4



🟧 North America	76.60%
🟦 Japan	2.31%
🟩 Europe	10.16%
🔵 Rest of World	10.93%

Strategies to Compete Better

In order to meet the challenges of the coming years, Satyam has evolved key strategies. The highlights of this new strategic focus are:

1. Five major verticals : Automotive, Banking & Financial Services, Insurance and Healthcare, Manufacturing and Telecom.
2. Strengthened offerings in Enterprise Solutions, IT Outsourcing, Network & Systems, Hitech Solutions and Engineering Services.
3. Strong regional focus in the existing and emerging markets.
4. High emphasis on business solutions founded on both domain and technology competencies.
5. Higher level of customer intimacy through proven relationship management processes.

Set in an organization design of end-to-end responsibility and metrics-oriented review processes, the new strategic direction will enable Satyam to compete better with global players and continue growth with profitability.

Alliances and Partnerships

Satyam has pursued alliances with best of breed solution and technology partners to jointly offer software and consulting services aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace.

In Q4, Satyam entered into strategic alliances with Hummingbird Ltd., and Sagent, with the objective of helping customers derive maximum value out of their investments in enterprise systems. The partnership with Hummingbird Ltd., the world's leading enterprise software company, will deliver consulting and integration services based on Hummingbird's entire portfolio of enterprise software solutions. Sagent is a leading provider of enterprise business intelligence solutions. Satyam intends to expand its service practice by incorporating Sagent technologies in its IT solution offerings for the Banking & Finance, Insurance and Retail industries.

To further its objective of bringing to the market end-to-end global quality solutions capability, Satyam entered into an alliance with Rational Software Corporation, a US-based software development major. Ninety-six of the Fortune 100 rely on Rational tools and services to build better software, faster. Under the scope of the agreement, Rational will grant Satyam the right to utilize Rational testing tools to provide software application scalability and performance testing services to Satyam's customers.

SUBSIDIARIES & JOINT VENTURES

For the Quarter ended March 31, 2002, Satyam Infoway Limited (Sify) recorded sales revenue of US$ 8.2 million, an increase of 16% over the corresponding quarter last year. Sales revenue during the year at US$ 32.3 million grew 29% over last year. Cash loss in Q4 was US$ 5.3 million, a reduction of 40% over the corresponding period in the previous year. Cash burn in Q4 reduced to US$ 3.4 million from US$ 4.3 million in Q3. Cash balance, as on March 31, 2002, was US$ 16.6 million.

Sify's operating environment has been improving due to liberalized regulations licensing it to operate VOIP services, decreasing bandwidth prices and consolidation in Internet sector.

Satyam Manufacturing Technologies, Inc. (SMTI) earned a revenue of US$7.7 million for Q4.

Vision Compass Inc. (VCI) posted its first ever profit (after depreciation) of around US$ 25,000 in Q4 on revenue of US$ 302,172. For the fiscal year 2002, VCI recorded a net loss of US$ 2.6 million on sales revenue of US$ 868,254.

CERTIFICATION, AWARDS AND RECOGNITIONS

Satyam gets certified under BS 7799 International Information Security Standards

Satyam obtained certification under the internationally recognized BS 7799 International Information Security Standards. The BS 7799 Part 2: 1999 certification has given Satyam an internationally recognized structured methodology to evaluate, implement, maintain and manage information security. This certification gives an assurance to our customers, about our comprehensive Information Security Infrastructure. It also enhances confidence regarding the protection of information assets and ensuring business continuity.

The certification is a recognition of the proactive measures taken by Satyam to ensure the continuity of services in the event of any disruption by laying emphasis on management of Information Resources through Information Security Management Systems (ISMS) initiative.

Satyam ranked amongst 5 Best Employers in India

Satyam was ranked amongst the 5 Best Employers in the country in a survey conducted to identify the **Best Employers in India** by the well known business magazine, *Business Today*, in association with Hewitt Associates, a world renowned human resource consulting firm. A total of 204 companies, covering 52,000 employees from 15 different industry groups, participated in the survey. This is particularly gratifying, as this was the first time that Satyam participated in such

a survey. The rank is an apt reflection of the Company's commitment to its associates' growth, overall development and welfare.

Satyam nominated for eOscar 2002 in the Best B2B solutions category

Satyam was nominated recently for the eOscar 2002 in the Best B2B Solution category by Intershop, an e-commerce solutions provider. Every year, Intershop awards an eOscar to the most innovative and state-of-the-art e-commerce solutions in the categories of Best B2B Solution, Best B2C Solution, and Best Marketplace-specific Solution. Satyam was nominated for its implementation of "TRW Automotive Aftermarket".

In the past, the eOscar has been won by companies like Compaq, PSI Net, PriceWaterhouseCoopers, UBIS and Integra.

Satyam Learning Center approved as a PMI Global Registered Education Provider

Satyam Learning center has been approved as a PMI Global Registered Education Provider by the Project Management Institute (PMI), USA. This accreditation by PMI, USA, which is setting global benchmarks in project management maturity, enhances the organization's ability to create project managers of world class quality. The accreditation is also recognition of Satyam's focus on continuous improvement in project management competencies, which is seen as a positive differentiator by customers.

Operational parameters for Q4, fiscal 2002

Location wise break up of emloyees

Particulars	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Onsite	1,374	1,259	1,623	1,608	1,894	1,894
Offshore	5,805	6,130	5,653	5,883	5,603	5,603
Domestic	437	437	380	85	401	401
Total Technical	**7,616**	**7,826**	**7,656**	**7,576**	**7,898**	**7,898**
Support	754	756	741	735	736	736
Total	**8,370**	**8,582**	**8,397**	**8,311**	**8,634**	**8,634**

Billing rates (in US$ per hour)

Particulars	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Onsite	60.65	61.72	61.25	59.46	58.78	60.63
Offshore	24.23	24.75	24.60	24.30	24.09	24.42
Domestic	14.40	14.36	14.05	12.50	12.71	13.58

Utilisation / Loading rates (in %)

Particulars	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Onsite	92.97	93.94	95.41	94.25	90.56	93.05
Offshore	78.55	78.53	72.96	71.14	71.49	73.45
Domestic	78.25	85.77	65.77	64.24	74.67	73.69
Offshore with trainees	68.68	71.27	71.22	71.14	71.49	71.28

Break up of export revenue between offshore and onsite (%)

Location	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Offshore	57.65	58.62	54.89	52.22	50.40	53.96
Onsite	42.35	41.38	45.11	47.78	49.60	46.04
Total	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Revenues by region (%)

Region	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
North America	81.02	74.93	77.96	76.98	76.50	76.60
Japan	2.80	2.74	1.99	1.60	2.88	2.31
Europe	5.73	7.80	9.36	12.39	10.99	10.16
Rest of World	10.45	14.53	10.69	9.03	9.63	10.93
Total	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**	**100.00**

Concentration of revenues (%)

Revenues from	FY 2001	Q1 2002	Q2 2002	Q3 2002	Q4 2002	FY 2002
Top client	16.65	18.54	18.25	18.90	21.28	19.80
Top 5 clients	37.82	37.59	39.59	40.61	43.77	40.35
Top 10 clients	52.01	48.38	52.03	54.51	55.87	52.33

Operational parameters for Q4, fiscal 2002 (con'd)

REVENUE BY TECHNOLOGY						
	Quarter ended March 2002	Quarter ended December 2001	Change	Quarter ended March 2001	Year ended March 2002	Year ended March 2001
	in %	in %	in %	in %	in %	in %
Software Design and Development	48.69	49.09	-0.81	62.55	52.11	63.85
Software Maintenance	28.40	28.36	0.14	23.17	29.65	21.11
Packaged Software Implementation	19.85	16.65	19.22	7.30	13.94	6.44
Engineering Design Services	3.06	5.90	-48.14	6.98	4.30	8.60
Total	**100.00**	**100.00**		**100.00**	**100.00**	**100.00**

REVENUE BY LINE OF BUSINESS						
	Quarter ended March 2002	Quarter ended December 2001	Change	Quarter ended March 2001	Year ended March 2002	Year ended March 2001
	in %	in %	in %	in %	in %	in %
Banking & Finance	23.79	27.16	-12.41	22.99	24.62	20.60
Insurance	15.13	12.73	18.85	14.54	14.30	15.60
Manufacturing	35.21	31.60	11.42	19.38	31.18	20.18
Engineering	2.95	5.02	-41.24	6.77	4.02	7.98
Others	22.92	23.49	-2.43	36.32	25.88	35.64
Total	**100.00**	**100.00**		**100.00**	**100.00**	**100.00**

REVENUE BY CONTRACT TYPE						
	Quarter ended March 2002	Quarter ended December 2001	Change	Quarter ended March 2001	Year ended March 2002	Year ended March 2001
	in %	in %	in %	in %	in %	in %
Time & Material	76.90	74.61	3.07	74.08	73.65	76.02
Fixed Bid	23.10	25.39	-9.02	25.92	26.35	23.98
Total	**100.00**	**100.00**		**100.00**	**100.00**	**100.00**

REVENUE FROM EXISTING BUSINESS AND NEW BUSINESS						
	Quarter ended March 2002	Quarter ended December 2001	Change	Quarter ended March 2001	Year ended March 2002	Year ended March 2001
	in %	in %	in %	in %	in %	in %
Existing Business	88.90	88.41	0.55	82.99	86.14	82.02
New Business	11.10	11.59	-4.23	17.01	13.86	17.98
Total	**100.00**	**100.00**		**100.00**	**100.00**	**100.00**